UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

POTBELLY CORPORATION

(Name of Subject Company)

POTBELLY CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

73754Y 100

(CUSIP Number of Class of Securities)

Adiya Dixon

Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

500 W Madison St. Suite 1000

Chicago, Illinois 60661

(312) 951-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Potbelly Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 23, 2025.

The Schedule 14D-9 relates to the tender offer by Hero Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of RaceTrac, Inc., a Georgia corporation (“Parent” or “RaceTrac”), to purchase, subject to certain conditions, any and all of the outstanding Shares at a price of $17.12 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on September 23, 2025, by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the second paragraph under the section titled “Antitrust Compliance” on page 46 in its entirety and replacing them with the following paragraph:

Each of the Company and Parent filed a Notification and Report Form under the HSR Act with respect to the Transactions with the Antitrust Division and the FTC on September 26, 2025. The waiting period under the HSR Act expired on October 14, 2025, at 11:59 p.m., New York City time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POTBELLY CORPORATION

By:	/s/ Steven Cirulis
Name:	Steven Cirulis
Title:	Senior Vice President, Chief Financial Officer & Chief Strategy Officer

Dated: October 16, 2025